SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 22, 2011

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No:  ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Shareholders approve all proposed resolutions of Novartis Board of Directors

•                  Shareholders approve 14th consecutive dividend increase to CHF 2.20 (+5%) per share for 2010, representing a payout of approximately 55% of net income from continuing operations, marking continued increase in the dividend per share since the creation of Novartis in 1996

•                  Dr. Enrico Vanni elected as new member of the Novartis Board of Directors for a three year term

•                  Mrs. Ann Fudge. Mr. Pierre Landolt and Dr. Ulrich Lehner re-elected to the Novartis Board of Directors for three year terms

•                  Novartis reaffirms Group outlook

Basel, February 22, 2011 — Novartis shareholders today followed the Board of Directors’ recommendations for all proposed resolutions at the Group’s Annual General Meeting. Shareholders approved the fourteenth consecutive dividend increase of 5% to CHF 2.20 for 2010.

A total of 2,160 shareholders were present at the meeting held in Basel, representing 1,23 shares or 46.5% of the 2,64 billion issued shares of Novartis.

“2010 was shaped by repercussions from the global financial crisis and considerable currency turbulence. Despite these difficult conditions, Novartis was very successful. Our long-term strategy focused on innovation and an attractive business portfolio once more has produced excellent results. The ability to repeatedly launch new and better products, and thus establish robust market positions, is decisive for the sustainability of our success. We demonstrated both of these core competencies last year. New and recently launched products were a key growth driver in 2010 and hold more promise for the future. Joe Jimenez, our new CEO since February 2010, has successfully continued this strategy and launched new initiatives to improve productivity. His nomination has proven to be right,” said Dr. Daniel Vasella, Chairman of Novartis. “While today’s consultative shareholder vote has given support to the Novartis compensation system, it also shows today’s societal concern over executive compensation. As in the past, Novartis will continue its efforts to proactively implement proven best corporate governance standards.”

In 2010, shareholders approved the introduction of a consultative vote on the compensation system in the articles of incorporation. This was the first non-binding vote by shareholders on the compensation system. The next vote on the compensation system is scheduled in three years allowing shareholders to take a longer-term view when examining the sustainability of the compensation system, unless significant changes to the compensation system are introduced. Sustainable compensation systems are harmonized with multi-year business plans, and only attain their full effect when used unchanged for several years, so they are understood by all employees. Today’s consultative vote shows the Novartis compensation system is supported by the majority of our shareholders. The Board of Directors regularly reviews the compensation plans and levels and will evaluate how we can further ensure that our compensation system drives sustainable performance and aligns the interests of associates with those of our shareholders. Novartis has been a leader in corporate governance practices and in 2010 was the first large, listed Swiss company to include a consultative vote on its compensation system in its articles of incorporation. In 2009, Novartis also established a Risk Committee to oversee enterprise risk management processes and systems, and is progressively including ‘clawback provision’ for incentive compensation in employee contracts.

Shareholders approved a dividend payment of CHF 2.20 per share for 2010 compared to CHF 2.10 in 2009, representing a payout ratio of approximately 55% of net income from continuing operations. Payment for the 2010 dividend will be made with effect from March 1, 2011.

The Group confirmed expectations for 2011 to be a year of continued progress in delivering its strategic priorities continuing to drive innovation, growth and productivity across its businesses implementing its strategy to meet the growing needs of patients and aging societies worldwide through its healthcare portfolio. Novartis further confirmed its guidance for the year and barring unforeseen events, expects to maintain momentum in 2011 and increase Group constant currency sales growth around the double-digit mark. With the continuing drive to generate productivity improvements across the Group, Novartis aims to improve constant currency core operating income margin while investing for the future. In addition, in 2011, the company expects the full effect of Alcon acquisition accounting to result in amortization of intangible assets of approximately USD 2.0 billion. Pharmaceuticals is expected to deliver sales growth in low- to mid-single-digits for 2011, driven by continued growth of the recently launched products and volume growth in emerging markets. Reported sales growth will be lower as a result of the combined effect of price reductions seen in 2010, the full impact of healthcare reform in the US and generic competition. In addition, for Sandoz, sales growth of around mid-single-digits is expected.

Shareholders elected Dr. Enrico Vanni to the Novartis Board of Directors for a three year term. Dr. Vanni, a Swiss citizen, has more than 30 years of healthcare management experience. He is a chemical engineer and graduated from the Federal Polytechnic School of Lausanne, Switzerland and holds a PhD (Doctorate in Science) from the University of Lausanne. His background also includes an MBA from INSEAD in Fontainebleau, France. Dr. Vanni managed the Geneva Office of McKinsey&Company from 1988 to 2004. His consulting activities mostly covered companies in the pharmaceutical, consumer and finance sectors. He was head of the European pharmaceutical practice for McKinsey&Company and served as member of the Partner review committee of the firm. He is an independent consultant and member of three company boards of directors, including Alcon, Inc.

Shareholders also re-elected Mrs. Ann Fudge, Mr. Pierre Landolt and Dr. Ulrich Lehner for a three year term each to the Novartis Board of Directors. Alexandre Jetzer-Chung and Hans-Joerg Rudloff will retire from the Board as they have reached the statutory age limit. The Board of Directors and management team of Novartis thank Mr. Jetzer-Chung and Mr. Rudloff for their many years of distinguished services on the Novartis Board of Directors.

Disclaimer

These materials contain forward-looking statements that can be identified by terminology such as “outlook,” “strategy,” “promise,” “will,” “sustainable,” “expectations,” “strategic priorities,” “guidance,” “expects,” “aims,” “expected,” or similar expressions, or by express or implied discussions regarding potential future sales or earnings of the Novartis Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that the Novartis Group, or any of its divisions will achieve any particular financial results. In particular, management’s expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including additional analyses of existing clinical data or unexpected new clinical data; the Group’s ability to obtain or maintain patent or other proprietary intellectual property protection; disruptions from the Alcon 77% implementation and the expected merger making it more difficult to maintain business and operational relationships, and relationships with key employees; unexpected product manufacturing issues; uncertainties regarding actual or potential legal proceedings, including, among others, litigation seeking to prevent the merger from taking place, product liability litigation, litigation regarding sales and marketing practices, government investigations and intellectual property disputes; competition in general; government, industry, and general public pricing and other political pressures; uncertainties regarding the after-effects of the recent global financial and economic crisis; uncertainties regarding future global exchange rates and uncertainties regarding future demand for our products; uncertainties involved in the development of new pharmaceutical products; the impact that the foregoing factors could have on the values attributed to the Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in these materials as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis

Novartis provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines, diagnostic tools and consumer health products. Novartis is the only company with leading positions in these areas. In 2010, the Group’s continuing operations achieved net sales of USD 50.6 billion, while approximately USD 9.1 billion (USD 8.1 billion excluding impairment and amortization charges) was invested in R&D throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 119,000 full-time-equivalent associates (including 16,700 Alcon associates) and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

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e-mail: investor.relations@novartis.com	e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: February 22, 2011	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting